-------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                           ------------------------

                                AMENDMENT NO. 3
                                      TO
                                SCHEDULE 14D-1
                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934

                           ------------------------
                            TJ INTERNATIONAL, INC.
                           (Name of Subject Company)

                                   WTJ, INC.
                             WEYERHAEUSER COMPANY
                                   (Bidders)

                           ------------------------
                    Common Stock, Par Value $1.00 Per Share
            (including the associated Common Stock Purchase Rights)
                        (Title of Class of Securities)

                           ------------------------

                                   872534102
                     (CUSIP Number of Class of Securities)

                           ------------------------
                                Robert A. Dowdy
                       Vice President & General Counsel
                             Weyerhaeuser Company
                           33663 Weyerhaeuser Way S.
                             Federal Way, WA 98003

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                           ------------------------

                                   Copy To:

                              Richard Hall, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                           ------------------------



-------------------------------------------------------------------------------


                          Page 1 of 4 pages. Exhibit
                               Index on page 4.

          Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), and WTJ, Inc., a Delaware corporation (the "Purchaser"), hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on November 30, 1999, as amended by Amendments Nos. 1 and 2, filed with the Commission on December 1, 1999 and December 9, 1999, respectively, with respect to the Purchaser's offer to purchase all the outstanding shares of Common Stock and ESOP Convertible Preferred Stock (the "Offer") of TJ International, Inc., a Delaware corporation (the "Company").

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

          On December 14, 1999, Weyerhaeuser, the Purchaser and the Company executed the First Amendment to the Merger Agreement.

Item 10.  Additional Information.

(c) On December 14, 1999, Weyerhaeuser and the Purchaser filed a notification with the Bundeskartellamt (the "Cartel Office") in Germany relating to the Offer and the merger of the Purchaser with and into the Company (the "Merger"). Weyerhaeuser and the Purchaser do not expect that review by the Cartel Office will delay the consummation of the Offer.

          On December 14, 1999, Weyerhaeuser, the Purchaser and the Company made the filings under the Competition Act (Canada) (the "Canadian Act") applicable to the Offer and the Merger. The waiting period under the Canadian Act applicable to the Offer will expire on December 21, 1999, unless extended or earlier terminated in accordance with the Canadian Act.

Item 11.  Materials to be Filed as Exhibits.

(c)(3) First Amendment to Agreement and Plan of Merger dated as of December 14, 1999, among Weyerhaeuser, the Purchaser and the Company.


                          Page 2 of 4 pages. Exhibit
                               Index on page 4.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1999


                                   WTJ, INC.

                                          By: /s/Sandy D. McDade
                                             -----------------------------
                                              Name:  Sandy D. McDade
                                              Title: Secretary

                                     WEYERHAEUSER COMPANY

                                          By: /s/ Robert A. Dowdy
                                              ----------------------------
                                              Name:  Robert A. Dowdy
                                              Title: Vice President



                          Page 3 of 4 pages. Exhibit
                               Index on page 4.

                                 EXHIBIT INDEX

Exhibit                                                                   Page
Number                           Exhibit Name                            Number
------     -----------------------------------------------------------   ------
(c)(3) First Amendment to Agreement and Plan of Merger dated as of December 14, 1999, among Weyerhaeuser, the Purchaser and the Company.



                          Page 4 of 4 pages. Exhibit
                               Index on page 4.